UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

SYMMETRICOM, INC.

(Name of Subject Company)

SYMMETRICOM, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

871543104

(CUSIP Number of Class of Securities)

Elizabeth A. Fetter

Chief Executive Officer

2300 Orchard Parkway

San Jose, California 95131-1017

(408) 433-0910

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Ora T. Fisher, Esq.

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025-3656

Telephone: (650) 328-4600

Facsimile: (650) 463-2600

☐                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Symmetricom, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on October 28, 2013 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by PETT Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Microsemi Corporation, a Delaware corporation (“Parent”), to purchase any and all of the issued and outstanding shares of Common Stock (“Shares”), at a purchase price of $7.18 per Share, net to the selling stockholder in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 28, 2013 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”), copies of which are annexed to and filed with the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on October 28, 2013.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment.  Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.  This Amendment is being filed to reflect certain updates as reflected below.

Item 4.   The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the last paragraph under the heading “Background of the Offer” with the following paragraph:

“Following announcement of the transaction, the Company commenced a “go-shop” process, with Jefferies’ assistance.   Pursuant to the terms of the Merger Agreement, the 18-day “go-shop” period expired at 11:59 p.m. (New York City time) on November 8, 2013.   During the “go-shop” period, the Company was permitted to  solicit, discuss and negotiate competing acquisition proposals from third parties.  During this period, the Company and its financial advisor, Jefferies, under the direction of the Company Board, undertook a solicitation effort, in which 24 potential acquirers believed to have potential strategic or financial interest in an alternative transaction to the announced Merger Agreement were contacted.  These contacts included all 11 parties that had executed non-disclosure agreements with the Company in 2012.  One additional party signed a new non-disclosure agreement.  During the “go-shop” period, no party submitted an indication of interest, proposal or offer with respect to an acquisition of the Company, or indicated that it wished to continue discussions or negotiations with the Company with respect to such an acquisition.  Starting November 9, 2013, the Company became subject to a “no-shop” provision that limits its ability to solicit competing acquisition proposals.  Under the terms of the Merger Agreement, the Company Board may nonetheless furnish information to, and engage in discussions and negotiations with, a person submitting an acquisition proposal that the Company Board determines in good faith is, or is reasonably likely to lead to, a “superior proposal”.

Item 7.   Purposes of the Transaction and Plans or Proposals.

Item 7 of the Schedule 14D-9 is hereby amended and supplemented by adding the following sentence to the paragraph under the heading “Purposes of the Transaction and Plans or Proposals”:

“The “go-shop” period expired at 11:59 p.m. (New York City time) on November 8, 2013, as further discussed above in “Item 4 —The Solicitation or Recommendation —Background of the Offer”.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Symmetricom, Inc.

By:	/s/ Elizabeth A. Fetter
Name:	Elizabeth A. Fetter
Title:	President and Chief Executive Officer

Dated: November 12, 2013